Exhibit 99.1

LINKTONE REPORTS UNAUDITED FIRST QUARTER

2012 FINANCIAL RESULTS

BEIJING, China — May 16, 2012 — Linktone Ltd. (NASDAQ: LTON) (“the Company”), a provider of media and entertainment content and services in key strategic markets in Asia, today announced its financial results for the first quarter ended March 31, 2012.

UNAUDITED RESULTS FOR THE FIRST QUARTER

	Three months ended
US$ million, except for per ADS items	March 31, 2011	December 31, 2011	March 31, 2012
Gross Revenues	$13.9	$16.2	$11.6
Gross Profit	4.9	6.0	3.8
Operating Income/(Loss)	(0.5)	1.1	(2.1)
GAAP Net Income	0.9	0.1	3.8

GAAP Net Income per ADS (Diluted)	$0.021	$0.002	$0.092

Non-GAAP Net Income	0.9	0.0	3.8

Non-GAAP Net Income per ADS (Diluted)	$0.021	$0.001	$0.093

Cash and cash equivalents and short-term investments available for sale totaled $108.4 million as of March 31, 2012, compared with $97.5 million as of December 31, 2011.

Linktone’s financial results for the three months ended March 31, 2012 included the following:

Gross revenues decreased 28.4% sequentially to $11.6 million in the first quarter of 2012, compared with $16.2 million in the fourth quarter of 2011. The quarter-over-quarter revenue decline was primarily attributable to a decline in VAS data-related services revenue, which was impacted by more stringent restrictions imposed by regulators in Indonesia, and weaker than expected performance associated with the Company’s movie and children’s edutainment titles.

On a year-over-year basis, revenue decreased from $13.9 million in the first quarter of 2011. This decline was primarily attributable to the aforementioned decline in VAS data-related services revenue and weaker than expected performance of movies and children’s edutainment titles.

GAAP net income in the first quarter of 2012 was $3.8 million, or $0.092 per diluted ADS, compared with GAAP net income of $0.1 million, or $0.002 per diluted ADS, in the fourth quarter of 2011 and GAAP net income of $0.9 million, or $0.021 per diluted ADS, in the first quarter of 2011. The Company’s first quarter 2012 net income included realized gains totaling $5.1 million related to the sale of 75 million shares of Global Mediacom for $12.3 million.

“We achieved first quarter gross revenues in line with our guidance, despite soft performance among our movie and children’s edutainment titles in Singapore, and increasingly stringent restrictions on our data-related services business imposed by regulators in Indonesia,” said Hary Tanoesoedibjo, Group Chief Executive Officer. “An improvement in our audio-related services business contributed to our gross revenues in the quarter, driven by an increase in interactive voice response revenue generated in China during the New Year holiday.”

“Our underlying business is strong and the execution of our strategic growth initiatives remains on track. For our media content business, we continue to pursue partnerships with major international studios, and are also continuing to develop and expand relationships with independent studios in Asia, Europe and the Americas. We believe that this broader focus will accelerate the diversification of our content portfolio across platforms, genres and territories.

Moreover, our ongoing efforts to diversify beyond our traditional media and VAS businesses are expected to help broaden our revenue base throughout 2012. We believe our media content portfolio management strategy, coupled with the diversification of our distribution platforms, will help to make Linktone less susceptible to changing trends in consumers’ media consumption habits and reduce the risk of quarter-to-quarter revenue volatility common among media businesses. As such, we believe we can achieve our second quarter revenue projections despite continued challenges on the regulatory front.

We remain steadfast in our efforts to transform Linktone from a VAS provider in China to a geographically diverse, social and multimedia entertainment content and service provider. We are capitalizing on the broad range of opportunities in new, high-growth sectors such as social media and networking, mobile gaming, online and mobile content distribution in fast-growing markets throughout the Southeast Asian region. We have a clear growth strategy and we believe that our strong balance sheet, with over $108 million in cash and cash equivalents and short-term available for sale investments, provides us with the resources needed to achieve our goals,” concluded Mr. Tanoesoedibjo.

FIRST QUARTER REVENUE MIX

Linktone’s first quarter revenue mix included VAS data-related services (SMS, MMS, WAP, and Java), VAS audio-related services (IVR and RBT), distribution of media content, as well as mobile and PC games. The breakdown of revenue in the first quarter was as follows:

	Three months ended
US$ million, except for %	December 31, 2011		March 31, 2012
	Gross Revenues	Revenues	Gross Revenues	Revenues
VAS Data-related services	$7.3	45%	$5.7	49%
VAS Audio-related services	1.6	10%	2.2	19%
Media content	6.1	38%	2.8	24%
Mobile games	0.7	4%	0.6	5%
PC games	0.5	3%	0.3	3%

Total gross revenue	$16.2	100%	$11.6	100%

The shift in the Company’s first quarter 2012 revenue mix was primarily related to a decline in VAS data-related revenue in Indonesia and media content sales in Singapore, partially offset by an increase in IVR revenue from VAS audio-related services in China.

Data-related services revenue in the first quarter accounted for 49% of gross revenues, or $5.7 million, a decline of 22% from the fourth quarter of 2011. The sequential decline was primarily due to a decrease in SMS revenue from Linktone’s Indonesian operations, related to more stringent restrictions imposed by government regulators.

The breakdown of VAS data-related services revenue in the first quarter was as follows:

	Three months ended
US$ million, except for %	December 31, 2011		March 31, 2012
	Gross Revenues	% of Gross Revenues	Gross Revenues	% of Gross Revenues
SMS	$5.9	36%	$4.7	40%
MMS	0.8	5%	0.7	6%
WAP and JAVA	0.6	4%	0.3	3%

Total Data-related services	$7.3	45%	$5.7	49%

•	Short messaging services (“SMS”) decreased 20% on a sequential quarter basis, primarily due to a $1.2 million decline in SMS revenue from Linktone’s Indonesian operations.

Audio-related services revenue in the first quarter accounted for 19% of gross revenues, or $2.2 million, a 38% increase over the fourth quarter of 2011. The sequential increase in audio-related services revenue was driven by a seasonal increase in IVR revenue in China during the Chinese New Year holidays.

The breakdown of VAS audio-related services revenue in the first quarter was as follows:

	Three months ended
US$ million, except for %	December 31, 2011		March 31, 2012
	Gross Revenues	% of Gross Revenues	Gross Revenues	% of Gross Revenues
IVR	$1.0	6%	$1.6	14%
RBT	0.6	4%	$0.6	5%

Total Audio-related services	$1.6	10%	$2.2	19%

Media content revenue decreased 54% sequentially to $2.8 million for the first quarter of 2012, due to a quarter-over-quarter decline in the number of new releases from the Company’s home entertainment division. Media content revenue in the fourth quarter of 2011 included the realization of deferred revenue in the amount of $2.5 million.

MARGINS, EXPENSES AND BALANCE SHEET

US$ million, except for margin items	Three months ended
	March 31, 2011	December 31, 2011	March 31, 2012
Gross profit margin	35%	37%	33%
Operating income/(loss) margin	(4%)	7%	(18%)

Operating expenses	$5.5	$4.9	$5.8
Selling and marketing expenses	2.2	1.8	1.7
Product development expenses	0.5	0.9	0.9
Other general and administrative expenses	2.8	3.9	3.2
Income tax expense / (benefit)	0.1	0.9	(0.1)

The drivers behind Linktone’s key operating benchmarks and changes in balance sheet items for the first quarter of 2012 include the following:

•	Gross profit margin decreased from 37% to 33% on a sequential-quarter basis primarily due to lower margins generated by the Company’s subsidiary, PT Linktone.

•

Operating margin decreased on a sequential-quarter basis. Operating income included a $1.6 million reversal of a contingent consideration payable to one of the operating companies in China in the fourth quarter of 2011.

•	Selling and marketing expenses decreased on a sequential-quarter basis, in-line with the decline in SMS revenue.

•

Other general and administrative expenses decreased $0.7 million on a sequential-quarter basis due to a write-off of unrecoverable debts in China provided for in the fourth quarter of 2011. No such write-off was recognized in the first quarter of 2012.

•

Income tax expense decreased due to a valuation allowance for a deferred tax asset on one of the operating companies in China provided for in the fourth quarter of 2011, as well as lower operating income in the first quarter of 2012.

•

Cash and cash equivalents and short-term investments available for sale totaled $108.4 million as of March 31, 2012. The $10.9 million net increase over the fourth quarter of 2011 was largely attributable to a $10.7 million unrealized gain in the mark-to-market of the 282 million shares of Global Medicom held by the Company as of March 31, 2012.

SHARE REPURCHASE ACTIVITY

Linktone purchased its ADSs on the open market from September 2011 to February 2012 under the Company’s previously announced buyback program. During the first quarter of 2012, the Company purchased approximately 0.1 million ADSs at an average price of $1.30 per ADS. Through February 29, 2012, Linktone had purchased a total of 1.2 million ADSs at an average price of $1.29 per ADS.

INVESTING ACTIVITY

Linktone sold 75 million shares of Global Mediacom in the first quarter of 2012 for gross proceeds of $12.3 million and realized a gain on sale of $5.1 million.

SECOND QUARTER 2012 OUTLOOK

For the second quarter ending June 30, 2012, Linktone anticipates gross revenues to be in the range of $11.0 million to $14.0 million.

USE OF NON-GAAP FINANCIAL MEASURES

The reconciliation of GAAP measures with non-GAAP measures for net income or loss and net income or loss per diluted ADS included in this press release is set forth after the attached unaudited financial information. Linktone believes that the supplemental presentation of Non-GAAP net income or loss and Non-GAAP net income or loss per diluted ADS, adjusted to exclude the effect of share-based compensation expense and provisions for impairment and related reversals, provides meaningful non-GAAP financial measures to help investors understand and compare business trends among different reporting periods on a consistent basis, independently of share-based compensation and items not indicative of Linktone’s future ongoing operating results. Thus, the non-GAAP financial measures provide investors with another method for assessing Linktone’s operating results in a manner that is focused on the performance of its ongoing operations. Linktone management also uses non-GAAP financial measures to plan and forecast results for future periods. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results accompanying this press release.

ABOUT LINKTONE LTD.

Linktone Ltd. is a provider of rich and engaging services and content to a wide range of traditional and new media consumers and enterprises in Mainland China, Indonesia, Malaysia, Hong Kong and Singapore. Linktone focuses on media, entertainment, communication and edutainment products, which are promoted through the Company’s strong nationwide distribution networks, integrated service platforms and multiple marketing sales channels, as well as through the networks of leading mobile operators in Mainland China and Indonesia.

FORWARD-LOOKING STATEMENTS

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: Linktone’s ability to expand into Asian markets outside of the People’s Republic of China (“PRC”) and diversify its revenue base; changes in the policies of the relevant government regulators or telecom network operators in China and Indonesia or in the manner in which the operators interpret and enforce such policies, including policies which reduce the prices the Company may charge customers; the risk that other changes in applicable laws and regulations, including without limitation tax and media-related laws or laws relating to the usage of telecom value-added services, or in application thereof by relevant governmental authorities, could adversely affect Linktone’s financial condition and results of operations; the risk that Linktone will not be able to realize meaningful returns from investments it makes, including its acquisitions or strategic partnerships, or may be required to record provisions for impairments in the value of the Company’s investments; Linktone’s ability to cost-effectively market its services and products; the risk that Linktone will not be able to compete effectively in the telecom value-added services market in the PRC and the other markets in which it operates including the VAS market in Indonesia and the market for edutainment and entertainment products, for whatever reason, including competition or changes in the regulatory environment; the risk that Linktone will not be able to realize meaningful returns from its acquisitions or strategic partnerships or may be required to record additional provisions for impairments in the value of the Company’s investments in such acquisitions or partnerships; the risk that Linktone will not be able to effectively manage entities that it acquires or effectively utilize their resources; and the risks outlined in Linktone’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1 and annual report on Form 20-F. Linktone does not undertake any obligation to update this forward-looking information, except as required under applicable law.

Investor Relations

The Piacente Group, Inc.

Lee Roth or Wendy Sun

linktone@thepiacentegroup.com

Tel: 212-481-2050

LINKTONE LTD.

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except share data)

	December 31, 2011	March 31, 2012
	(audited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	40,921,818	39,450,812
Restricted cash	603,088	603,721
Short-term investments	56,584,958	68,925,385
Accounts receivable, net	17,048,783	15,444,562
Tax refund receivable	1,177,761	279,568
Inventories	1,881,749	1,887,332
Due from related parties	2,375,450	2,325,607
Deferred tax assets	486,176	485,726
Deposits and other current assets	5,702,726	16,615,829

Total current assets	126,782,509	146,018,542

Property and equipment, net	11,195,432	11,363,138
Non-current assets held for sale	814,878	838,507
Intangible assets, net	9,525,908	9,119,162
Goodwill	40,483,355	40,483,354
Deferred tax assets	369,706	377,122
Other long-term assets	1,024,442	1,502,160

Total assets	190,196,230	209,701,985

Liabilities and shareholders’ equity
Current liabilities:
Account payable, accrued liabilities and other payables	14,980,545	14,131,008
Due to related parties	16,198	16,709
Short-term loan	4,781,181	4,947,316
Taxes payable	4,088,188	2,936,283
Deferred revenue	387,149	387,552
Deferred tax liabilities	126,034	127,397

Total current liabilities	24,379,295	22,546,265

LINKTONE LTD.

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except share data)

	December 31, 2011	March 31, 2012
	(audited)	(unaudited)
Long-term liabilities
Deferred tax liabilities	2,761,348	2,695,545
Long term loan	511,878	395,214
Other long-term liabilities	67,688	67,805

Total liabilities	27,720,209	25,704,829

Shareholders’ equity
Linktone Ltd. shareholders’ equity:
Ordinary shares ($0.0001 par value; 500,000,000 shares authorized, 421,130,130 shares issued and 410,422,650 shares outstanding as of December 31, 2011 and 421,130,130 shares issued and 409,243,820 outstanding as at March 31, 2012, respectively)	42,144	42,144
Additional paid-in capital	137,745,875	137,796,742
Treasury stock	(1,425,204)	(1,578,050)
Statutory reserves	2,466,165	2,500,055
Accumulated other comprehensive income:
Unrealized gain on investment in marketable securities	4,453,157	22,312,929
Cumulative translation adjustments	10,973,973	11,433,179
Accumulated losses	(14,425,929)	(10,662,190)
Noncontrolling interest	22,645,840	22,152,347
Total shareholders’ equity	162,476,021	183,997,156

Total liabilities and shareholders’ equity	190,196,230	209,701,985

LINKTONE LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(In U.S. dollars, except share data)

	Three months ended
	March 31,	December 31,	March 31,
	2011	2011	2012
	(unaudited)	(unaudited)	(unaudited)
Gross revenues	13,942,210	16,227,988	11,608,348
Sales tax	(227,600)	(537,775)	(178,176)
Net revenues	13,714,610	15,690,213	11,430,172
Cost of services	(8,770,399)	(9,689,058)	(7,642,298)
Gross profit	4,944,211	6,001,155	3,787,874
Operating expenses:
Product development	(545,191)	(906,077)	(925,817)
Selling and marketing	(2,165,032)	(1,751,683)	(1,747,647)
Other general and administrative	(2,787,383)	(3,945,197)	(3,175,740)
Reversal of contingent consideration payable	—	1,618,816	—
Gain on recovery of bad debt	37,975	100,000	—
Total operating expenses, net	(5,459,631)	(4,884,141)	(5,849,204)
Income/(loss) from operations	(515,420)	1,117,015	(2,061,330)
Interest income	913,845	337,137	426,872
Gain on sale of investment	200,000	409,299	5,127,060
Other income / (loss)	490,395	(281,669)	(295,416)
Income before tax	1,088,820	1,581,782	3,197,186
Income tax benefit/(expense)	(141,545)	(939,791)	68,841
Less: Net (income)/loss attributable to non- controlling interest	(46,003)	(553,143)	497,713
Net income	901,272	88,848	3,763,740
Other comprehensive income:	399,678	5,870,589	18,318,978
Comprehensive income	1,300,950	5,959,437	22,082,718
Basic income per ordinary share:
Total net income	0.00	0.00	0.01
Diluted income per ordinary share:
Total net income	0.00	0.00	0.01

LINKTONE LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(In U.S. dollars, except share data)

	Three months ended
	March 31, 2011	December 31, 2011	March 31, 2012
	(unaudited)	(unaudited)	(unaudited)
Basic income per ADS:
Total net income	0.02	0.00	0.09
Diluted income per ADS:
Total net income	0.02	0.00	0.09
Weighted average ordinary shares:
Basic	421,193,281	416,208,612	409,444,996
Diluted	421,285,286	416,210,858	409,447,242
Weighted average ADSs:
Basic	42,119,328	41,620,861	40,944,500
Diluted	42,128,529	41,621,086	40,944,724

LINKTONE LTD.

NON-GAAP RECONCILIATION

(In U.S. dollars, except share data)

	Three months ended
	March 31, 2011	December 31, 2011	March 31, 2012
	(unaudited)	(unaudited)	(unaudited)
Net income	901,272	88,848	3,763,740
Stock based compensation expense	22,381	37,178	50,867
Gain on recovery of bad debt	(37,975)	(100,000)	—
Non-GAAP net income	885,678	26,026	3,814,607
Non-GAAP diluted income per share	0.00	0.00	0.01
Non-GAAP diluted income per ADS	0.02	0.00	0.09
Number of shares used in diluted per-share calculation	421,285,286	416,210,858	409,447,242
Number of ADSs used in diluted per-share calculation	42,128,529	41,621,086	40,944,724